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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number: 0-30150

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated October 26, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2006	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

24TH Floor - 1111 W. Georgia St.

Vancouver, BC, Canada V6E 4M3

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

Trading Symbol:  TSXV – BUF.U

OTC\BB – BYBUF

FWB – B4K

BUFFALO GOLD REPORTS ADDITIONAL MT. KARE DRILL RESULTS

New phase of drilling to test magnetic and surface anomalies

Vancouver, B.C., October 26th, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) is pleased to announce that assay results for drilling at the Western Roscoelite Zone has highlighted additional high-grade intercepts, including:

●

59.1 metres of 10.1 g/t gold in hole MK06-11

▪

Including 29.0 meters of 17.1 g/t gold

●

16.4 metres of 9.4 g/t gold in hole MK06-66

▪

Including 9.2 metres of 14.8 g/t gold

Hole MK06-66 is the most north-easterly hole reported by Buffalo to date, being situated in the North-Western Roscoelite Zone along trend to the Red Hill anomaly.  Buffalo is very encouraged to see significant mineralization continuing along this trend, and has additional exploration holes planned to the northeast and at Red Hill.

Hole MK06-11 is located in the southeast portion of the South-Western Roscoelite Zone and represents the longest and highest grade intersection drilled by Buffalo in that area.

A summary of new drill intersections can be found below in Table 1., and a map of drill hole locations is posted on Buffalo’s website, www.buffalogold.ca.

WRZ Infill Program completed, Additional Drilling to Continue

Buffalo has now completed its previously announced infill diamond drill program that targeted the Western Roscoelite zone (WRZ).   The remaining assays from this program are expected to be received by the end of the year, and all results will be used in the Pre-feasibility Study that is due for completion in July 2007.

Following the success of the infill program at the WRZ, Buffalo is now moving to drill test additional objectives both in the vicinity of known mineralization and new exploration target areas.  This phase of the drill program will occur between now and March 2007.

The 2006/2007 drill program will continue to drill closely spaced holes in areas of known mineralization to increase the level of confidence in the data and test extents of mineralization.  The data will be used in a new resource calculation, and will include results from the drilling at the WRZ, Black Zone, Central Zone and C9 Zone of the Mt. Kare property.

Magnetic Anomalies Provide Drill Targets outside of Mt. Kare Resource Area

The mineralization at the Mt. Kare property and Barrick’s adjacent Porgera mine property is associated with a number of magnetic anomalies related to intrusions controlled by major structures. Numerous features outside of the main Mt. Kare resource area can be recognized in the aeromagnetic data covering the Mt. Kare exploration license and have been identified as high priority exploration targets:

North Anomaly - lies completely outside of the known resource, directly north of the North Western Roscoelite Zone where recent drilling returned assay results of 30.0 metres at 19.2 g/t gold in hole MK06-58, and other outstanding results (see prior Buffalo News Releases).

Red Hill -  situated north-east of the North Western Roscoelite Zone of the Mt. Kare deposit along the Porgera Transfer Structure, with an outcropping intrusive and associated brecciation, alteration and current artisanal gold workings.

Lubu Creek - lies approximately 7 kilometres from the Mt. Kare deposit and features a magnetic anomaly coincident with known alluvial gold. Previous sampling located mineralised float samples with values up to 500 g/t gold.  Currently, Buffalo is undertaking a stream sediment sampling program at the Lubu Creek area to define anomalies and drill targets.  This represents Buffalo’s first surface exploration program outside of the previously identified ore zone areas.

Pinuni Creek – sits along the Porgera Transfer Structure, covered by gold bearing colluvium with historic artisanal gold workings, and has several associated magnetic anomalies.

Trenching delineates gold zone – drill testing to follow

Buffalo’s exploration team has further delineated the gold zone in the vicinity of the Mt. Kare base camp.   “Luke’s Zone” has been tested by trenching and returned very encouraging results, including:

●

39 metres at 2.4 g/t Au

▪

Including 17 metres at 3.26 g/t Au

●

12 metres at 2.8 g/t Au (incomplete)

Buffalo plans to drill test this area as part of the exploration drill program.

In addition to the many magnetic and surface anomalies on the Mt. Kare property, Buffalo is planning to drill test its new 100%-owned license area (EL 1427) which is adjacent to the Mt. Kare property.

“We are very keen to test the many anomalies outside of the main resource zone at the Mt. Kare site, as well as our adjoining 100% owned property,” commented Buffalo CEO Damien Reynolds. “We believe that these areas have potential for significant additional mineralization which could help us expand the resources at the Mt. Kare project.”

Table 1. Summary of Mt. Kare Drill Hole Intersections Received from September 21, 2006 to October 23, 2006
Drill Hole No.*	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)
MK06-10	28.0	32.0	4.0	2.9	PENDING
MK06-11	55.0	114.1	59.1	10.1	PENDING
Including	55.0	84.0	29.0	17.1	PENDING
MK06-26	No significant intersections				PENDING
MK06-44	173.0	196.0	23.0	2.39	PENDING
MK06-48	0.0	54.8	54.8	1.27	PENDING
MK06-64	No significant intersections				PENDING
MK06-65	3.7	18.5	14.8	3.74	PENDING
MK06-66	83.75	100.15	16.4	9.4	PENDING
Including	91.0	100.15	9.15	14.8	PENDING
MK06-67	163	200	37.0	0.71	PENDING
Including	179.0	186.0	7.0	1.35	PENDING

*Holes are not drilled in numerical or sequential order.

True widths from the drill intersections have not yet been estimated. All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

Mr. Brian McEwen, P.Geol., President and COO of Buffalo is the qualified person for the Mt. Kare project and has approved the contents of this news release.

Buffalo Gold Ltd., head-quartered in Vancouver, Canada is actively engaged in exploring and developing gold, uranium and nickel properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

________________________________

Damien Reynolds,

Chair of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY MAY USE CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS “INFERRED RESOURCE”, THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY’S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000- 30150. THE COMPANY’S FILINGS ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

THIS NEWS RELEASE CONTAINS INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE.  WE ADVISE US INVESTORS THAT THE S.E.C.’s MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILED WITH THE S.E.C.  U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACECT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.